Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com

Retalix Announces Fourth Quarter and FY 2010 Results

Strong Increases in Q4 2010 vs. Q4 2009; FY10 Results at Upper End
of Guidance; 27% Increase in Operating Income (Non-GAAP); 42%
Increase in Net Income (Non-GAAP); Strong Operating Cash Flow;
Cash and Equivalents Grew to $134.6 Million

RA'ANANA, Israel, March 2, 2011 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading provider of software and services for retailers and distributors, announced today results for the fourth quarter and full year ended December 31, 2010.

Summarized financial highlights for the fourth quarter and twelve-month period ended December 31, 2010:

•
Total Revenues for the full year were $207.4 million, compared with $192.4 million in 2009.  Total revenues for the fourth quarter of 2010 were $53.8 million, compared to $46.4 million in the fourth quarter of 2009.

•
Adjusted Income from Operations (Non-GAAP)* for the full year was $19.8 million, compared to $15.5 million in 2009.  In the fourth quarter of 2010 adjusted income from operations (non-GAAP) was $4.5 million, compared to $0.2 million in the fourth quarter of 2009.

•
Income from Operations (GAAP) for the full year was $12.4 million, compared to $7.8 million in 2009.  In the fourth quarter of 2010 income from operations (GAAP) was $2.7 million, compared to a loss of ($3.1) million in the fourth quarter of 2009.

•
Financial Income for the full year was $3.5 million, compared to financial income of $1.8 million in 2009.  In the fourth quarter of 2010 financial income was $2 million, compared to $0.2 million the fourth quarter of 2009.  Included in the financial income is $0.8 million  in the fourth quarter of 2010 and a total of approximately $2 million for the full year in interest income related to tax refunds, in addition to the impact of currency fluctuations on the Company’s non-dollar assets and the value of the Company's forward currency transactions.

•
Adjusted Net Income (Non-GAAP)* for the full year grew to a record level of  $17.1 million, or $0.70 per diluted share, compared to $12 million, or $0.57 per diluted share, in 2009.  In the fourth quarter of 2010 the adjusted net income (non-GAAP) was $4 million, or $0.16 per diluted share, compared to a loss of ($0.9) million, or ($0.04) per diluted share, in the fourth quarter of 2009.  The per diluted share calculation for the fourth quarter includes an increase in the weighted diluted shares outstanding to approximately 24.6 million versus 22.1 million shares in the fourth quarter of 2009 and for the full year 2010 the weighted diluted shares outstanding was 24.5 million versus 21 million shares for the full year 2009.  The increases reflect the private placement to the Alpha Group completed in November 2009.

•
GAAP Net Income for the year was $10.8 million, or $0.44 per diluted share, versus $5.8 million, or $0.28 per diluted share, in 2009.  For the fourth quarter of 2010, GAAP net income was $2.6 million, or $0.11 per diluted share, versus a loss of ($4.0) million, or a loss of ($0.18) per diluted share, in the fourth quarter of 2009.  The per diluted share figures again reflect the increase in shares outstanding mentioned above.

•
Cash Flow from Operating Activities generated for the full year was $33.9 million, of which $15.3 million was generated during the fourth quarter of 2010. The cash flow from operating activities for the full year includes $10.6 million related to a tax refund and interest.

•	Balance Sheet grew to about $134.6 million in cash and cash equivalents, deposits and marketable securities with negligible debt as of December 31, 2010.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “2010 was an important transition year for Retalix.  We grew total revenues and profitability coming in at the higher end of our guidance, including a new record level of over $17 million in Net Income (Non-GAAP) for Retalix.  We built a clear strategy for the company and are executing on this plan.  In our first full year the new management team produced consistent performance, achieved its targets and took important steps including investing in building our growth engines, enhancing the infrastructure and customer facing teams and creating a sales driven organization to enable future growth.  We are beginning 2011 with a lot of excitement, including the launch of our breakthrough new store suite, the Retalix 10 Store Suite, which offers advanced software applications and a unique architecture that seamlessly combines major customer-centric retail functions while enabling quicker time-to-market and reducing the total cost of ownership.  We are also continuing to build and expand our value-added service offerings and pursuing new opportunities created by the blurring of lines between the retail verticals and in new geographies for Retalix.”

Hugo Goldman, the Company's Chief Financial Officer, said, “In the fourth quarter of 2010 we again reported strong improvements in total revenues and our operating and net income versus the year-ago period.  Included in our fourth quarter operating expenses were increased investments in sales and marketing and R&D as we prepared for the January 2011 launch of our innovative new store platform, Retalix 10.  We also continued to invest in our services offering and add to our headcount to enhance our infrastructure and customer facing operations.  Including the increased investments we were still able to achieve an 8.4% operating margin (non-GAAP) in the fourth quarter and a 9.5% operating margin (non-GAAP) for the full year.  We also continued to produce a very healthy cash flow from operations, generating approximately $15.3 million in the fourth quarter and nearly $34 million for the full year.  The interest income from the tax refunds along with our currency hedges and favorable fluctuations in the currency markets combined to provide strong financial income. We do not expect to have the same levels of financial income in 2011.  The cash flows helped us to continue to maintain a very strong balance sheet with over $134 million in cash and cash equivalents with very negligible debt.”

Outlook for FY 2011

Sheffer added, “As we begin 2011 we believe Retalix is well positioned with the innovative solutions designed to help retailers enhance their customer experience and operations by reducing the time, investment and effort required to integrate new technologies into their operations.  In 2010 we built our long-term strategy and now we are executing on this plan, working hard to capture the market opportunities and build our pipeline.

Our business traditionally builds quarter-to-quarter and our expectation is the same for 2011.  We expect total revenues for 2011 to be in the range of $217 million to $228 million.  We also expect to maintain at least the same level of profitability in 2011 as compared to 2010, while continuing the investments to enhance and build our products and service offerings and operations. We believe that the positive responses to our efforts from our existing and new customers and industry analysts, confirms the opportunities our investments are creating and gives us the confidence that we can start to leverage these investments in the year ahead.”

Avi Naor Appointed as Chairman of the Board of Retalix

Retalix also announced that the appointment of Avi Naor, a member of Retalix's board of directors, as chairman of the board has now become effective.  In September 2010, Retalix announced that Avi Naor would succeed Eli Gelman who had requested to step down from the chairman of the board position to carry out his new responsibilities as the CEO and president of Amdocs.  Gelman continues to serve as a member of the board of directors of Retalix.  Naor and Gelman are members of the Alpha Group and joined Retalix's board of directors in 2009, after the Alpha Group completed its investment in Retalix in November 2009.

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the full year and fourth quarter of 2010 on Wednesday, March 2nd 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is an independent provider of software solutions and services to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, indirect private placement costs, and amortization of intangibles related to acquisitions, as well as impairment of goodwill when applicable. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2011" including our expected results, expected demand and opportunities, future expansion of product offerings and services, and future strategic plans and positioning, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2009, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(U.S. $ in thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2010	2009	2010	2009
	(Unaudited)	(Audited)	(Unaudited)

REVENUES:
Product sales	58,000	58,145	15,012	15,720
Services	149,374	134,248	38,777	30,668
Total revenues	207,374	192,393	53,789	46,388
COST OF REVENUES:
Cost of product sales	34,974	39,560	8,900	11,955
Cost of services	88,526	74,564	22,679	18,002
Total cost of revenues	123,500	114,124	31,579	29,957

GROSS PROFIT	83,874	78,269	22,210	16,431
OPERATING EXPENSES:
Research and development – net	29,657	28,991	7,948	8,026
Selling and marketing	17,338	18,776	5,030	4,494
General and administrative	24,635	21,007	6,663	5,380
Other income – net	(181)	(154)	(180)	(190)
Indirect private placement costs	-	1,823	-	1,823
Total operating expenses	71,449	70,443	19,461	19,533
INCOME (LOSS) FROM OPERATIONS	12,425	7,826	2,749	(3,102)
FINANCIAL INCOME, net	3,509	1,757	1,993	185
INCOME (LOSS) BEFORE TAXES ON INCOME	15,934	9,583	4,742	(2,917)
TAX EXPENSES	(4,667)	(3,494)	(2,017)	(1,046)
INCOME (LOSS) AFTER TAXES ON INCOME	11,267	6,089	2,725	(3,963)
SHARE IN INCOME OF AN ASSOCIATED COMPANY	25	17	20	-
NET INCOME (LOSS)	11,292	6,106	2,745	(3,963)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(505)	(310)	(126)	(38)
NET INCOME (LOSS) ATTRIBUTABLE TO RETALIX LTD.	10,787	5,796	2,619	(4,001)
EARNINGS (LOSSES) PER SHARE – in U.S. $:
Basic	0.45	0.28	0.11	(0.18)
Diluted	0.44	0.28	0.11	(0.18)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,102	20,824	24,126	22,121
Diluted	24,515	21,020	24,552	22,121

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	December 31
	2010	2009
	(Unaudited)	(Audited)

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	77,066	103,675
Short-term deposits	55,000	-
Marketable securities	2,012	226
Accounts receivable:
Trade	55,536	54,814
Other	2,723	8,891
Prepaid expenses	4,436	4,967
Inventories	1,016	1,496
Deferred income taxes	4,572	4,957
Total current assets	202,361	179,026
NON-CURRENT ASSETS :
Long-term receivables	1,099	1,386
Long-term prepaid expenses	879	406
Long term investments	494	682
Amounts funded in respect of employee rights upon retirement	12,855	10,621
Deferred income taxes	9,737	12,150
Other	298	269
Total non - current assets	25,362	25,514
PROPERTY, PLANT AND EQUIPMENT, net	15,070	15,233
GOODWILL	50,803	50,803
OTHER INTANGIBLE ASSETS, net of accumulated
Amortization:
Customer base	9,779	12,544
Other	1,317	1,889
	11,096	14,433
Total assets	304,692	285,009

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEET

	December 31
	2010	2009
	(Unaudited)	(Audited)

Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	-	170
Current maturities of long-term bank loans	267	263
Accounts payable and accruals:
Trade	6,511	7,071
Employees and employee institutions	8,512	10,114
Accrued expenses	11,175	10,908
Other	2,117	1,804
Deferred revenues	21,366	17,450
Total current liabilities	49,948	47,780
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	-	275
Long-term deferred revenues	2,055	2,336
Employee rights upon retirement	16,392	14,243
Deferred tax liability	271	269
Other tax payables	476	476
Total long-term liabilities	19,194	17,599
Total liabilities	69,142	65,379
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized):
December 31, 2010 (unaudited) and
December 31, 2009 (audited) - 50,000,000 shares;
issued and outstanding: December 31, 2010 (unaudited) -
24,160,075 Shares; December 31, 2009 (audited) -
24,082,582 shares;	6,375	6,353
Additional paid in capital	212,457	208,574
Retained earnings	11,162	375
Accumulated other comprehensive income	1,110	642
Total Retalix shareholders’ equity	231,104	215,944
Non-controlling interest	4,446	3,686
Total equity	235,550	219,630
Total liabilities and equity	304,692	285,009

(Continued) - 1

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended		Three months ended
	December 31		December 31
	2010	2009	2010	2009
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	11,292	6,106	2,745	(3,963)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,989	6,475	1,486	1,823
Losses from sale of property, plant and equipment	21	44	21	-
Share in income of an associated company	(25)	(17)	(20)	(13)
Stock based compensation expenses	3,855	2,624	867	1,001
Changes in accrued liability for employee rights upon retirement	2,243	311	431	(97)
Gains on amounts funded in respect of employee rights upon retirement	(1,365)	(1,023)	(957)	(226)
Deferred income taxes – net	2,854	3,209	1,116	526
Net decrease (increase) in marketable securities	81	162	(63)	3
Other	172	13	(3)	18
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(598)	17,339	6,179	3,647
Other (including the non-current portion)	6,781	2,190	1,959	602
Increase (decrease) in accounts payable and accruals:
Trade	(530)	(1,653)	1,520	2,649
Employees, employee institutions and other	(979)	4,102	(649)	23
Decrease (Increase) in inventories	472	(456)	126	86
Decrease in long-term institutions	-	(636)	(1)	(7)
Increase (decrease) in deferred revenues	3,638	625	495	(2,920)
Net cash provided by operating activities – forward	33,901	39,415	15,252	3,152

(Continued) - 2

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended		Three months ended
	December 31		December 31
	2010	2009	2010	2009
	(Unaudited)	(Audited)	(Unaudited)
	U.S. $ in thousands

Net cash provided by operating activities - brought forward	33,901	39,415	15,252	3,152
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	-	490	-	-
Sales of marketable trading debt securities	-	2,535	-	-
Investment in available-for-sale marketable securities	(1,679)	-	-	-
Investment in short term deposits	(55,000)	-	2,000	-
Additional investments in subsidiaries	-	(22)	-	(22)
Purchase of property, plant, equipment and other assets	(2,566)	(2,985)	(909)	(718)
Proceeds from sale of property, plant and equipment	-	120	-	-
Amounts funded in respect of employee rights upon retirement, net	(855)	(913)	121	(235)
Changes in restricted deposits	(179)	(184)	-	(184)
Long-term loans collected from employees	-	14	-	-
Net cash provided by (used in) investing activities	(60,279)	(945)	1,212	(1,159)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(122)	(249)	1	(130)
Issuance of share capital to Shareholders	-	31,468	-	31,468
Issuance of share capital to employees resulting from exercise of options	22	20	19	16
Short-term bank credit – net	(290)	170	(123)	170
Net cash provided by (used in) financing activities	(390)	31,409	(103)	31,524
EFFECT OF EXCHANGE RATE CHANGES ON CASH	159	250	181	(159)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,609)	70,129	16,542	33,358
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	103,675	33,546	60,524	70,317
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	77,066	103,675	77,066	103,675

 RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Year ended December 31		Three months ended December 31
	2010	2009	2010	2009
	Unaudited		Unaudited
	U.S. $ in thousands (except per share data)
OPERATING INCOME (LOSS)
GAAP Operating income (loss)	12,425	7,826	2,749	(3,102)
GAAP Operating Margin	6%	4.1%	5.1%	(6.7)%
Plus:
Amortization of acquisition-related intangible assets	3,494	3,731	885	919
Stock based compensation expenses	3,855	2,165	867	542
PIPE investment costs*	-	1,823	-	1,823
Non-GAAP Operating income**	19,774	15,545	4,501	182

NET INCOME (LOSS)	10,787	5,796	2,619	(4,001)
GAAP Net income (loss)
Plus:
Amortization of acquisition-related intangible assets	3,494	3,731	885	919
Stock based compensation expenses	3,855	2,165	867	542
PIPE investment costs*	-	1,823	-	1,823
Less:
Income tax effect of amortization of acquisition-related intangible assets	(1,366)	(1,029)	(515)	71
Income tax effect of stock based compensation expenses	283	(96)	123	136
Income tax effect of PIPE investment costs	-	(343)	-	(343)
Non-GAAP Net income (loss)	17,053	12,047	3,979	(853)

NET INCOME (LOSS) PER DILUTED SHARE
GAAP Net income (loss) per diluted share	0.44	0.28	0.11	(0.18)
Plus:
Amortization of acquisition-related intangible assets	0.14	0.18	0.04	0.04
Stock based compensation expenses	0.16	0.10	0.04	0.02
PIPE investment costs*	-	0.09	-	0.08
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.05)	(0.05)	(0.02)	0.00
Income tax effect of stock based compensation expenses	0.01	(0.01)	(0.01)	0.01
Income tax effect of PIPE investment costs	-	(0.02)	-	(0.02)
Non-GAAP Net income (loss) per diluted share	0.70	0.57	0.16	(0.04)

Shares used in computing diluted net income per share	24,515	21,020	24,552	22,121

*	PIPE investment costs in 2009 include $459 of stock based compensation expenses.

**
We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues. For the quarter and year ended December 31, 2010, this resulted in a Non-GAAP Operating Margin of 8.4% and %9.5, respectively, calculated as follows: $4,501/$53,789 = 8.4% and $19,774/$207,374= 9.5%.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Year ended December 31		Three months ended December 31
	2010	2009	2010	2009
	Unaudited		Unaudited
	U.S. $ in thousands
Cost of product sales	26	105	5	29
Cost of services	252	1,060	40	292
Research and development - net	101	381	25	8
Selling and marketing	518	126	124	(18)
General and administrative	2,958	493	673	231
Total	3,855	2,165	867	542

The following table shows the classification of amortization of acquisition-related intangible assets:

	Year ended December 31		Three months ended December 31
	2010	2009	2010	2009
	Unaudited		Unaudited
	U.S. $ in thousands
Cost of product sales	2,483	2,490	625	620
Cost of services	872	876	220	219
General and administrative	139	365	40	80
Total	3,494	3,731	885	919

PIPE investment costs relate to a Private Placement completed in November 2009 as part of the agreement with the Alpha Group that generated $32.9 million dollars proceeds and $1.8 million dollars in expenses for Retalix.